HEI Exhibit 4.6(f)
AMENDMENT 2022-2 TO THE
AMERICAN SAVINGS BANK 401(k) PLAN

The following amendments to the American Savings Bank 40l(k) Plan (the “Plan” or “ASB 40l(k) Plan”) are made, effective on and after January 1, 2023, to (i) increase AmeriMatch Contributions from 4% to 5%, and to (ii) eliminate the one-year Company Contribution Eligibility Service requirement for eligibility to receive AmeriMatch Contributions. To that end, the Plan is amended as follows:

1.    Effective on and after January 1, 2023, with respect to “Eligibility to Participate” in AmeriMatch Contributions, Section 1.1(b) of the Plan is amended to state in its entirety as follows:
(b)    AmeriMatch Contributions. The Participating Employers shall make AmeriMatch Contributions for their Eligible Employees as of the first paycheck following their date of hire.

2.    Effective on and after January 1, 2023, with respect to the amount, timing and deposit of AmeriMatch Contributions, Section 2.2 of the Plan is amended in its entirety to state as follows:
Section 2.2    AmeriMatch Contributions
(a)Amount. Each Participating Employer shall match the 401(k) Contributions of its Participants on a dollar-for-dollar basis on the first 5% of Compensation deferred by the Participant for the Plan Year.
(b)Matching by Payroll Periods. AmeriMatch Contributions shall be calculated separately with respect to each payroll period, and the Bank shall true-up the match throughout the Plan Year. On an aggregate basis, the Participating Employers shall contribute the lesser of: (i) 5% of the Compensation paid to the Participant by the Participating Employer year-to-date, or (ii) 100% of the Participant’s 401(k) Contributions year-to-date, up to a maximum of 5% of the limit on Compensation in effect for the Plan Year under Section 401(a)(17) of the Code.
Example: Participant A earns $15,000 per payroll period and has an election in place during the first payroll period in 2023 to contribute 20% of Compensation as a 401(k) Contribution. For the first 7 payroll periods in 2023, the Bank contributes to the Plan on behalf of Participant A $3,000 (20% x $15,000 = $3,000) as a 401(k) Contribution and matches the contribution with an AmeriMatch Contribution of $750 (5% x $15,000 = $750). During the 8th payroll period, Participant A reaches the 402(g) limit for 2023 when the Bank contributes $1,500 as a 401(k) Contribution. However, assuming Participant A continues to receive $15,000 per payroll period, the Bank will continue to contribute $750 as an AmeriMatch

Contribution for the 8th payroll period and continuing payroll periods until Participant A reaches the maximum match for 2023 of $16,500 (5% x $330,000 = $16,500).

(c)Deposit of AmeriMatch Contributions. The Participating Employers expect to deposit the AmeriMatch Contributions with the Trustee at or about the same time they deposit the 401(k) Contributions to which the AmeriMatch Contributions relate. In any event, the Participating Employers will pay the AmeriMatch Contributions to the Trustee no later than the due date, including extensions thereof, for filing the Participating Employers’ tax return for the taxable year with respect to which the AmeriMatch Contributions are made.
This document is executed on December 5, 2022

American Savings Bank, F.S.B.

By /s/ K. Elizabeth Whitehead
Its Chief Administrative Officer
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